Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated January 8, 2015

Relating to Preliminary Prospectus dated January 5, 2015

Registration No. 333-201201

Alder BioPharmaceuticals, Inc.

This free writing prospectus relates to the public offering of common stock of Alder BioPharmaceuticals, Inc. and should be read together with the preliminary prospectus dated January 5, 2015 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 relating to this offering of common stock. On January 8, 2015, Alder filed Amendment No. 2 to the Registration Statement on Form S-1 relating to this offering of common stock (“Amendment No. 2”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1423824/000119312515004290/d835750ds1a.htm

The following information is set forth in Amendment No. 2 and supplements and updates the information contained in the Preliminary Prospectus.

Increase to Number of Shares Offered

The number of shares of our common stock offered in this offering set forth in the Preliminary Prospectus has been increased to 6,000,000 shares from 4,000,000 shares. The number of shares of our common stock that the underwriters have an option to purchase set forth in the Preliminary Prospectus has been increased to 900,000 shares from 600,000 shares.

As a result of the increase in the number of shares offered, the anticipated net proceeds from the sale of shares of common stock in this offering as set forth in the Preliminary Prospectus has increased to $171.4 million ($197.2 million if the underwriters exercise in full their option to purchase additional shares).

Update to “Prospectus Summary—The Offering”

The disclosure set forth in the section of the Preliminary Prospectus titled “Prospectus Summary—The Offering” has been revised to indicate the increase to the number of shares offered in this offering as follows:

Common stock offered by Alder in the offering	6,000,000 shares

Common stock to be outstanding after this offering	36,806,533 shares

Option to purchase additional shares	900,000 shares

Update to “Prospectus Summary—Summary Consolidated Financial Data”

The consolidated balance sheet data disclosure set forth in the section of the Preliminary Prospectus titled “Prospectus Summary— Summary Consolidated Financial Data” has been revised as follows:

	As of September 30, 2014
	Actual	As Adjusted(1)(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	$67,583	$238,980
Working capital	63,052	234,449
Total assets	75,824	247,221
Total liabilities	10,916	10,916
Accumulated deficit	(129,964)	(129,964)
Total stockholders’ equity	64,908	236,305

(1)	The as adjusted column reflects the sale of 6,000,000 shares of our common stock in this offering at an assumed public offering price of $30.48 per share, which is the last reported sale price of our common stock on the NASDAQ Global Market on January 7, 2015, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Each $1.00 increase (decrease) in the assumed public offering price of $30.48 per share, which is the last reported sale price of our common stock on the NASDAQ Global Market on January 7, 2015, would increase (decrease) each of cash, cash equivalents and investments, working capital, total assets and total stockholders’ equity on an as adjusted basis by approximately $5.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus remains the same, and after deducting underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Update to “Capitalization”

The tabular disclosure set forth in the section of the Preliminary Prospectus titled “Capitalization” has been revised as follows:

	As of September 30, 2014
	Actual	As Adjusted(1)
	(in thousands, except share and per share amounts)
Cash, cash equivalents and investments	$67,583	$238,980

Stockholders’ equity:
Preferred stock, $0.0001 par value per share; 10,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	$—	$—
Common stock, $0.0001 par value per share; 200,000,000 shares authorized, 30,806,533 shares issued and outstanding, actual; 200,000,000 shares authorized, 36,806,533 shares issued and outstanding, as adjusted	3	4
Additional paid-in capital	194,873	366,269
Accumulated other comprehensive loss	(4)	(4)
Accumulated deficit	(129,964)	(129,964)
Total stockholders’ equity	64,908	236,305

Total capitalization	$64,908	$236,305

(1)	Each $1.00 increase (decrease) in the assumed public offering price of $30.48 per share, which is the last reported sale price of our common stock on the NASDAQ Global Market on January 7, 2015, would increase (decrease) each of cash, cash equivalents and investments, total stockholders’ equity and total capitalization on an as adjusted basis by approximately $5.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Update to “Dilution”

The disclosure set forth in the third, fourth, fifth and sixth paragraphs and the accompanying table section of the Preliminary Prospectus titled “Dilution” has been updated in its entirety to read as follows:

After giving effect to the sale of 6,000,000 shares of common stock in this offering at an assumed public offering price of $30.48 per share, which is the last reported sale price of our common stock on the NASDAQ Global Market on January 7, 2015, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2014, would have been $236.3 million, or $6.42 per share. This represents an immediate increase in as adjusted net tangible book value of $4.31 per share to our existing stockholders and immediate dilution of $24.06 per share to investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed public offering price per share		$30.48
Historic net tangible book value per share at September 30, 2014	$2.11
Increase per share attributable to new investors	4.31

As adjusted net tangible book value per share after giving effect to this offering		6.42

Dilution in adjusted net tangible book value per share to new investors		$24.06

Each $1.00 increase (decrease) in the assumed public offering price of $30.48 would increase (decrease) our as adjusted net tangible book value per share after this offering by $0.15 per share and the dilution to new investors by $0.85 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions.

If the underwriters exercise in full their option to purchase 900,000 additional shares from us, the as adjusted net tangible book value per share after giving effect to this offering would be $6.95 per share, representing an immediate increase to existing stockholders of $4.84 per share, and immediate dilution to investors in this offering of $23.53 per share.

Alder has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Alder has filed with the SEC for more complete information about Alder and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York, 10010, and by phone at 1-800-221-1037 or by email at newyork.prospectus@credit-suisse.com; from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA, 02110, and by phone at 1-800-808-7525 or by email at syndicate@leerink.com; or from Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152, or by email at cmclientsupport@wellsfargo.com, or by phone at 1-800-326-5897.